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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Panera Bread Company

(Name of Issuer)

Class A Common Stock/Class B Common Stock

(Title of Class of Securities)

05010 3100/ 05010 3209

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

Page 1 of 8 pages

CUSIP No. 05010 3100/ 05010 3209	13 G

1.	Names of Reporting Persons I.R.S. Identification No. of above person (entities only) Ronald M. Shaich

2.	Check the Appropriate Box if a Member of a Group*

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power

2,211,640 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 333,660 shares of Class A Common Stock and (c) 1,677,980 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock)

Number of	6.	Shared Voting Power(1)
Shares		73,401 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock and 13,000 shares of Class A Common Stock
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		2,211,640 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 333,660 shares of Class A Common Stock and (c) 1,677,980 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock)
Person
With:	8.	Shared Dispositive Power(1)
		73,401 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock and 13,000 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,298,041 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 333,660 shares of Class A Common Stock, (c) 1,677,980 shares of Class B

Page 2 of 8 pages

CUSIP No. 05010 3100/ 05010 3209	13 G

Common Stock convertible on a share for share basis into Class A Common Stock, (d) 73,401 shares of Class B Common Stock held in trusts for which reporting person is one of the trustees, and (e) 13,000 shares of Class A Common Stock held in a charitable foundation

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount In Row 9 8.1% of Class A Common Stock and 94.0% of the Class B Common Stock(2)

12.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

Notes:

(1) Such shares of Class B Common Stock are held in two grantor retained annuity trusts. Mr. Shaich is one of two trustees of the trusts. The shares of Class A Common Stock are held in a charitable foundation. Mr. Shaich disclaims beneficial ownership of all such shares except to the extent of his direct pecuniary interest.

(2) Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

Page 3 of 8 pages

Item 1(a). Name of Issuer:

Panera Bread Company

Item 1(b). Address of Issuer’s Principal Executive Offices:

6710 Clayton Road
Richmond Heights, Missouri 63117

Item 2(a). Name of Person Filing:

Ronald M. Shaich

Item 2(b). Address of Principal Business Office or, if None, Residence:

c/o Panera Bread Company
6710 Clayton Road
Richmond Heights, Missouri 63117

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $.0001 per share
Class B Common Stock, par value $.0001 per share

Item 2(e). CUSIP Number:

05010 3100/ 05010 3209

Item 3. If this statement is filed pursuant to §240. 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

Page 4 of 8 pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,298,041 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 333,660 shares of Class A Common Stock, (c) 1,677,980 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock, (d) 73,401 shares of Class B Common Stock held in two trusts for which the reporting person serves as trustee, and (e) 13,000 shares of Class A Common Stock held in a charitable foundation

(b)	Percent of class (2):

8.1% of Class A Common Stock and 94.0% of Class B Common Stock

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

2,211,640 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 333,660 shares of Class A Common Stock and (c) 1,677,980 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock)

Page 5 of 8 pages

(ii) shared power to vote or to direct the vote: (1)

73,401 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock, and 13,000 shares of Class A Common Stock

(iii) sole power to dispose or to direct the disposition of:

2,211,640 shares of the Class A Common Stock (consisting of (a) 200,000 shares of Class A Common Stock, (b) options to purchase 333,660 shares of Class A Common Stock and (c) 1,677,980 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock)

(iv) shared power to dispose or to direct the disposition of: (1)

73,401 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock and 13,000 shares of Class A Common Stock

NOTES:

(1) The shares of Series B Common Stock are held in two grantor retained annuity trusts. Mr. Shaich is one of two trustees of the trusts. The shares of Class A Common Stock are held in a charitable foundation. Mr. Shaich disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest.

(2) Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Page 6 of 8 pages

     Inapplicable.

Item 8. Identification and Classification of Members of the Group

     Inapplicable.

Item 9. Notice of Dissolution of Group

     Inapplicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Page 7 of 8 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

Signature: /s/ Ronald M. Shaich

Name/Title: Ronald M. Shaich

Page 8 of 8 pages